SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

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BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
(Name of Subject Company)

BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
 (Name of Person(s) Filing Statement)

UNITS
(Title of Class of Securities)
10065E100
 (CUSIP Number of Class of Securities)

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Michael H. Gladstone, Esq.
c/o Boston Financial Securities, Inc.
101 Arch Street
Boston, MA 02110
(617) 439-3911

(Name, Address and Telephone Number of
Persons Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)

Copies to:

Joseph T. Brady, Esq.
Peabody & Brown
101 Federal Street
Boston, MA 02110
(617) 345-1000



	Item 1. Security and Subject Company.

	The name of the subject company is Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partner of the Partnership is Arch Street VIII Limited Partnership, a Massachusetts limited partnership, with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110 (the "General Partner"). The title of the class of equity securities to which this statement relates is the Partnership's Units ("Units") representing units of limited partnership interests in the Partnership.

	Item 2. Tender Offer of the Bidder.

	This Schedule 14D-9 relates to the offer by Oldham Institutional Tax Credits LLC ("the Purchaser"), a Massachusetts limited liability company and an affiliate of the General Partner, disclosed in a Tender Offer Statement on
Schedule 14D-1 dated July 24, 1997 (the "Schedule 14D-1"), to purchase up to 9,125 issued and outstanding Units at a purchase price of $800 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997 and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Oldham Offer" and are contained within the Schedule 4D-1).

	The address of the Purchaser's principal executive offices is 101 Arch Street, Boston, Massachusetts 02110.

	Item 3. Identity and Background.

	(a)	The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

	(b) (1)	The Partnership does not have any employees, directors or
executive officers. All decisions with respect to the management of the Partnership and its affairs are made only with the consent of its General Partner. The Purchaser is an affiliate of the General Partners. Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership and its affiliates.

	The General Partner and its affiliates have received or will receive certain types of compensation, fees or other distributions in connection with the operations of the Partnership. The arrangements for payment of compensation and fees, as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of December 6, 1993, as amended to date (the "Partnership Agreement"), the Partnership's prospectus and other publicly filed documents, were not determined in arm's-length negotiations with the Partnership.

	In accordance with the Partnership Agreement, the Partnership is required to pay certain fees to and reimburse expenses of the General Partner and others in connection with the organization of the Fund and the offering of its Limited Partnership Units. Selling commissions, fees and accountable expenses related to the sale of the Units totaling $4,664,369 have been charged directly to Limited Partners' equity. In connection therewith, $2,828,918 of selling expenses and $1,835,451 of offering expenses incurred on behalf of the Partnership have been paid to an affiliate of the General Partner. The Fund may be required to pay a non-accountable expense allowance for marketing expense equal to a maximum of 1% of gross offering proceeds.
The Partnership has capitalized an additional $50,000 which was reimbursed to an affiliate of the General Partner. Total organization and offering expenses exclusive of selling commissions and underwriting advisory fees did not exceed 5.5% of the gross offering proceeds and organizational and offering expenses, inclusive of selling commissions and underwriting advisory fees, did not exceed 15.0% of the gross offering proceeds. Payments made and expenses reimbursed in the years ended March 31, 1997, 1996 and 1995, are as follows:

                                   		1997	     		1996			     1995
Organizational fees and expenses
and selling expenses                	$	-	        $(5,832)  	 $3,958,903

	In accordance with the Partnership Agreement, the Partnership is required to pay acquisition fees to and reimburse acquisition expenses of the General Partner or its affiliates for selecting, evaluating, structuring, negotiating, and closing the Partnership's investments in Local Limited Partnerships. Acquisition fees total 6% of the gross offering proceeds. Acquisition expenses which include such expenses as legal fees and expenses, travel and communications expenses, costs of appraisals, accounting fees and expenses, are totalled 1.5% of the gross offering proceeds. Acquisition fees totaling $2,189,820 for the closing of the Partnership's investments in Local Limited Partnerships were paid to an affiliate of the General Partner. Acquisition expenses totaling $335,196 were reimbursed to an affiliate of the General Partner. Payments made and expenses reimbursement in the years ended March 31, 1997, 1996 and 1995 are as follows:

Acquisition fees and expenses  1997              1996             1995

                               $888             $144,429          $2,068,027


	Pursuant to the Partnership Agreement, an affiliate of the General Partner is entitled to a fee (the "Asset Management Fee") for its services in connection with the administration of the affairs of the Partnership (including, without limitation, coordination of communications between the Partnership and Limited Partners and with the Local Limited Partnerships). The Asset Management Fee is payable annually and is calculated by multiplying 0.50% by the consumer price index and then multiplying the product by the gross proceeds of the offering. This formula currently results in the amount of .544% being multiplied by the gross proceeds of the offering. The Asset Management Fees during the years ended March 31, 1997, 1996 and 1995 are as follows:

                               1997             1996            1995

Asset Management Fees         193,635           188,630         221,684


	According to the Partnership Agreement, the General Partner is also entitled to receive a subordinated disposition fee (the "Subordinated Disposition Fee") for services rendered in connection with the sale of a property or the sale of the Partnership's interest in a Local Limited Partnership. Payment of such fee shall be subordinated to the return of Limited Partners 6% return as set forth in the Partnership Agreement. Each Disposition Fee is equal to 1% of the sale price in respect of any such sale (including the principal amount of any mortgage loans and any related seller financing with respect to a property to which such sale is subject). . For the year ended March 31, 1997, the General Partner did not earn any Subordinated Disposition Fee.

	According to the Form 10-K, the Partnership does not have any employees, but an affiliate of the General Partner is reimbursed for the cost of certain salaries and benefits expenses which are incurred by an affiliate of the General Partner on behalf of the Partnership. The reimbursements are based upon the size and complexity of the Partnership's operations. Reimbursements made in the years ended March 31, 1997, 1996 1995, are as follows:

                            	      	1997		       1996   			1995
Salaries and benefits expense
reimbursement	                      $108,120    	$119,711	 $100,693

	Boston Financial Property Management ("BFPM"), an affiliate of the Managing General Partner, currently manages Beaverdam Creek, a property in which the Partnership has invested. The property management fee charged is equal to 4% of cash receipts. BFPM earned such fees in the amount of $27,556 and $11,388 of fees earned by BFPM for the years ended March 31, 1997 and 1996, respectively. Property construction was completed in September, 1995, as a result, no fees were earned prior to the year ended March 31, 1996.

	In accordance with the Partnership Agreement, the General Partner of the Partnership receives 1% of cash distributions made to partners. As of March
31, 1997, the Fund has not paid any  cash distributions to partners.

	In accordance with the Partnership Agreement, an affiliate of the General Partner (SLP, Inc.) is entitled to receive up to $10,000 from the sale or refinancing proceeds of each Local Limited Partnership, if such affiliate is still a limited partner of that Local Limited Partnership at the time of such transaction.

	The General Partner and its respective officers and directors, are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partner are also entitled to reimbursement of expenditures made on behalf of the Partnership.

	In addition, under the terms of the Partnership Agreement, upon the removal of a General Partner by the Limited Partners or upon the occurrence of an "Event of Withdrawal", as defined in the Partnership Agreement, the removed General Partner may be entitled to receive the fair market value of its interest, which will be payable over a five-year period.

	The General Partner and its respective officers and directors are entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement. Generally, the General Partner is also entitled to reimbursement of expenditures made on behalf of the Partnership.

	In addition, under the terms of the Partnership Agreement, upon the removal of a General Partner by the Limited Partners of the Partnership (the "Limited Partners") or upon the occurrence of an "Event of Withdrawal", as defined in the Partnership Agreement, the General Partner may be entitled to the fair market value of its interest, which will be payable over a five year period.

	(2)	Except as described below, there are no material contracts,
agreements, arrangements or understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Purchaser, its executive officers, directors or affiliates. The Purchaser is an affiliate of the General Partner of the Partnership. The executive officers and directors of the Purchaser also serve as executive officers and directors of the managing general partner of the General Partner. Therefore, the Purchaser and the General Partner, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its partners.

	The Partnership has been informed that the Purchaser expects to borrow all of the funds to purchase Units pursuant to the Oldham Offer from an affiliate of one of its members, on substantially the same economic terms and conditions that such affiliate obtains those funds under an existing credit facility with a national bank or that the Purchaser may seek alternative financing from that bank or other national banks on different terms.

	Item 4. The Solicitation or Recommendation.

	(a) 	Following receipt of the terms of the Oldham Offer, the General
Partner reviewed and considered the Oldham Offer. Because of the conflict of interest resulting from the affiliation between the Purchaser and the General Partner, the General Partner is expressing no opinion and are remaining neutral with respect to the Oldham Offer.

	(b) 	Although the General Partner is not making a recommendation with respect to the Oldham Offer, the General Partner believes that Limited
Partners should carefully consider the following factors in making their own decisions of whether to accept or reject the Oldham Offer:

  The Oldham Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to the Oldham Offer.

  As stated by the Purchaser in the Oldham Offer, there may be a conflict of interest between the Purchaser's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

  LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE UNITS SHOULD THEY TENDER PURSUANT TO THE OLDHAM OFFER.

  Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

  Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Oldham Offer.

	Item 5.	Persons Retained, Employed or to Be Compensated.

	Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to Limited Partners on its behalf concerning the Oldham Offer.

	Item 6. 	Recent Transactions and Intent With Respect to Securities.

	(a)	Neither the Partnership nor the General Partner or any of their affiliates have effected any transactions in the Units during the past 60 days

	(b) 	Neither the General Partner nor, to the knowledge of the General
Partner, any of their executive officers, directors, affiliates or subsidiaries intend to tender Units owned by them to the Purchaser pursuant to the Oldham Offer.

	Item 7. 	Certain Negotiations and Transactions by the Subject
Company.

	(a) 	No negotiation is being undertaken or is underway by the
Partnership in response to the Oldham Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Partnership or any subsidiary of the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary; (3) tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or dividend policy of the Partnership.

	(b)	 Except as described above or in Item 3(b), there are no
transactions, board resolutions, agreements in principle or signed contracts in response to the Oldham Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

	Item 8. 	Additional Information to Be Furnished.

	None.

	Item  9.	 Material to be Filed as Exhibits.

	(a)(1) Letter from Boston Financial Tax Credit Fund VIII, A Limited Partnership to Limited Partners, dated July 24, 1997.


SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1997

	BOSTON FINANCIAL TAX CREDIT VIII,
	A LIMITED PARTNERSHIP

	By: 	ARCH STREET VIII LIMITED
		PARTNERSHIP, General Partner

		By: 	ARCH STREET VIII, INC., its
				General Partner

			By: 	/s/ Jenny Netzer
				Name:	Jenny Netzer
				Title:	President


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